SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for 22 September 2005
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F _X__ Form 40-F _____

Enclosures:

Women the major beneficiaries in Sasol’s significant R1,5 billion empowerment transaction

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Women the major beneficiaries in Sasol’s significant R1,5
billion empowerment transaction
South African energy and chemical company Sasol today
announced that Tshwarisano LFB Investment (Pty) Limited
(Tshwarisano), its broad-based black economic empowerment
(BEE) partner, would acquire a 12,5% interest in Uhambo Oil
Limited (Uhambo Oil) for an amount of R 1,45 billion. The
Uhambo Oil transaction is subject to Competition Tribunal
approval.

Sasol is providing considerable facilitation and support for
Tshwarisano’s financing requirements, which amount to about
R1,1 billion. Sasol has provided guarantees for this debt and has agreed not to recover guarantee fees, all of which will
significantly lower Tshwarisano’s cost of borrowing. In
addition, Sasol is contributing R45 milion to two trusts,
aimed at empowering the severely underprivileged, as well as
Uhambo Oil staff and their families.

“These initiatives are aimed at reducing financing costs and improving the long-term business benefits that will accrue to
Tshwarisano’s broad base of empowerment shareholders,” says
Sasol CE Pat Davies. “Sasol views transformation in South
Africa as a strategic business and moral imperative. We aspire to advancing our empowerment initiatives in ways that are
sustainable, credible and of benefit to the Sasol group, all our stakeholders, and the country as a whole,” he adds

This follows the joint announcement by Sasol and Petronas of
Malaysia in November 2004 where the companies outlined plans to merge their respective liquid fuels businesses, subject to the approval of the competition authorities, into a large and robust joint entity to be named Uhambo Oil Limited. The joint venture was proposed between the Sasol Liquid Fuel Business
(previously Sasol Oil), and Engen, the Southern African fuel company controlled by Petronas.

“After concluding and signing definitive agreements for this proposed merger, we have been able to advance our empowerment plans in the liquid fuels business. As a result, we are
pleased to announce the formation of an empowerment
partnership with Tshwarisano . Tshwarisano will acquire a

12,5% interest in Uhambo Oil, if the pending merger between
our liquid fuels business and Engen is approved by the
Competition Tribunal,” says Davies.
Other shareholders in Uhambo Oil will be Sasol and Petronas, both with 37,5%, and Petronas’ empowerment partner Afric
Energy Resources with 12,5%. Competition Tribunal hearings on the proposed joint venture take place next month.
If, for any reason, the Competition Tribunal does not rule in favour of the merger, then Tshwarisano will become a 25%
shareholder in Sasol’s liquid fuels business rather than a
12,5% shareholder in Uhambo Oil.

The Empowerment Partners

Tshwarisano is a broad-based consortium comprising many
historically disadvantaged groups. Promoted by Dr Penuell
Maduna, Ms Hixonia Nyasulu and Mr Reuel Khoza, who, through
various businesses, will collectively hold about 30% of equity in Tshwarisano, other key shareholders owning the majority 70%
of equity include:

PulaNala, an Mpumalanga-based consortium comprising various
100% black-owned groupings and associations. These include the
Embalenhle Association for the Aged, the Basizeni School for
the Disabled, Phakamani Women’s Projects, Youth for Revolution
of Goodwill, the Zimeleni Disabled Association and the Thanda
Empowerment Trust, which has a presence in 30 Mpumalanga
townships;
Lelethu Energy and Mineral Group which comprises many 100%
black-owned groups mainly domiciled in the Eastern Cape. These include Kholekani Investments, the Early Bird Sewing project, the Masibambane Disabled Centre, the Galacia Investment Trust
and the Ikwezi Youth Development. Nearly 80% of this group is represented by women;
Tswelopele Mineral and Energy Holdings which includes various
100% black-owned groups such as the Uphaphe Empowerment Trust,
Kopano Utilities and Resources (a Cosatu investment company)
and Libalele Property Enterprises, an urban women’s group.
Amandl’Embokodo is a wholly black-owned women’s consortium
with about 1 400 direct beneficiaries and an estimated 250
000 indirect beneficiaries. The main groups involved include
Dyonodisani Women in Oil, Gas and Energy (Pty) Limited, Fukama
Trust, Helping Hand Investment Holding (Pty) Limited, Motsheo
Trust and African Women in Mining and Energy Focus.

previous Exel shareholders will hold about 47% of the equity in Tshwarisano. Major participants include Nozweni (Pty)
Limited, the Autoworkers provident and pension funds and
Phakisang Investments (Pty) Limited.
Nozweni is jointly owned by the Nozala Trust and Nozala
Resources. The Nozala Trust is established for the benefit of about 500 000 needy and mostly rural women. Nozala Resources is represented by a number of prominent business women and
contributes 20% of its dividends to the Nozala Trust for
upliftment programmes.
The Autoworkers provident and pension funds have about 145 000 members who mostly work in retail fuel service stations. More than 98% of the beneficiaries of these funds are black people.
Phakisang Investments is represented by previous long-serving shareholders in Exel who have had, or continue to have,
investments in retail fuel service stations.

Sasol is also establishing the Batho Trust within Tshwarisano for the benefit of the severely under-privileged and poor. “We will facilitate R30 million to its formation. Independent
trustees will be appointed to administer this trust on behalf of the beneficiaries,” says Sasol deputy CE Trevor Munday.
He adds that Sasol is also contributing another R15 million to the establishment within Tshwarisano of an Uhambo Employees
Trust for the intended benefit of Uhambo Oil employees and
their families. “Petronas has confirmed its intention also to contribute to this employees’ trust,” says Munday.
“We are particularly pleased about the broad composition
profile of Tshwarisano. The direct beneficiaries of
Tshwarisano number many hundreds of thousands of historically disadvantaged South Africans. More than 50% are women. The
indirect beneficiaries number an estimated three million
people,” says Tshwarisano chairman Dr Penuell Maduna. He adds that beneficiaries also include the youth, the disabled and
rural communities.

Maduna, who as Tshwarisano’s lead promoter worked with Sasol to structure the broad-based empowerment consortium, says that by providing its balance sheet as a guarantee for the debt
financing, Sasol’s empowerment shareholders are in a much
stronger position to accrue considerable long-term business
benefits. “Sasol has ensured that this is a sustainable
empowerment transaction,” says Maduna.

“Traditionally, in all the BEE deals done so far, women have been an after-thought. The difference here is that women are leading the deal – 54% of the value of the deal goes to women beneficiaries,” says Tshwarisano promoter Hixonia Nyasulu.

The facilitation by Sasol

Sasol has worked with the promoters and advisors of
Tshwarisano for about a year to develop this empowerment
transaction, says Munday. He adds that the specific objectives of the transaction were to ensure that:

it will be enduringly broad-based with a high proportion of
women participants;
all shareholdings will be financially secure and unencumbered as soon as possible so that benefits will flow to the
beneficiaries within a reasonable time period; and

the broad-based beneficiaries’ shareholdings will be properly governed.
“In pursuit of these objectives we have provided independent and ongoing business, financial and legal advice to the
promoters and Tshwarisano,” says Munday.

Specifically, Sasol will:
through Sasol Financing (Pty) Limited, and jointly with JP
Morgan and Nedbank, arrange and structure the senior-debt
financing required by Tshwarisano amounting to about R1,1
billion;

provide guarantees for this debt to the participating banks
which will lower the cost of borrowing to be incurred by
Tshwarisano during the debt term by an estimated R450 million;
waive and not recover guarantee fees which would normally be charged to the beneficiaries resulting in a further benefit to
Tshwarisano of R170 million; and

pay advising, arranging and structuring fees to Tshwarisano’s advisors amounting to about R80 million.
“The total financial facilitation and support provided by
Sasol amounts to nearly R1 billion, of which R620 million is provided through the benefit of guarantees,” says Munday. “The balance is provided through payment of Tshwarisano costs, the formation of trusts and the discount from full valuation
provided to Tshwarisano for its shareholding.”

Munday says that this discount recognises the value its
participation offers Sasol in terms of business sustainability and future credibility in South Africa. “It is envisaged that considerable longer term business benefits will accrue to
shareholders as a result of this discount and the empowered
status of Uhambo Oil, or should the joint venture not be
allowed, Sasol’s liquid fuels business.”

Nyasulu adds: “The Sasol guarantee means that the banks will lend to Tshwarisano at about the same rate that they would
have lent to Sasol.”

Uhambo Oil: the business Tshwarisano is investing in

Subject to the approval by the Competition Tribunal, the
planned merging of Sasol’s liquid fuels business with Engen to form Uhambo Oil will result in the largest liquid fuels
business in South Africa.

Supported by component supplies from Sasol’s synthetic fuels facilities at Secunda, Sasol’s share of the Natref crude oil refinery in Sasolburg and Engen’s crude oil refinery at
Durban, Uhambo Oil will produce about 48% and market about 34%
of South Africa’s liquid fuels. Uhambo Oil will market fuel to retail and commercial customers throughout the continent. It will comprise some 1 600 retail service stations branded as
Engen, Sasol and Exel. The joint venture will have operations in 14 African countries and its geographic scope will include the whole of sub-Saharan Africa.

The joint venture is considered to be a merger of equals. It will be a business with substantial scale that will provide
opportunities for significant synergies and efficiencies.
Tshwarisano will benefit from the value-chain benefits and
combining of skills and strengths that the formation of Uhambo
Oil will offer, subject to the approval by the Competition
Tribunal. It will take part in all the synergies derived from the proposed merger of Sasol and Engen – from the production and fuel refining businesses right through to the retail
forecourts throughout sub-Saharan Africa.

“Tshwarisano means ‘pulling together’ in Sesotho. This is an apt name for our empowerment partner for our liquid fuels
business. Jointly we will pull together to grow the South
African economy and ‘reach new frontiers’,” says Davies.
22 September 2005
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

Disclaimer - Sasol Limited
We may in this document make statements that are not historical facts and relate to analyses and other information based on forecasts of future results and estimates of amounts not yet determinable. These are forward-looking statements as defined in the
U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe",
"anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and
"project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that predictions, forecasts, projections and other forward-
looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, actual results may be very different from those anticipated. The factors that could cause our actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-
looking statements are discussed more fully in our most recent annual report under the
Securities Exchange Act of 1934 on Form 20-F filed on October 29, 2004 and in other filings with the United States Securities and Exchange Commission. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 September 2005
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary